# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newegg Commerce, Inc., CIK 0001474627
CUSIP: G6483G100
Title of class of securities: Common Shares, par value $0.43696
Address of issuer's principal executive offices: 21688 GATEWAY CENTER DR., SUITE 300, DIAMOND BAR, California (CA), 91765
Date of event which requires filing of this statement: 05/20/2026
Filed by CIK 0001971269
Persons authorized to receive notices and communications: Fred Chang, 21688 GATEWAY CENTER DR., SUITE 300, DIAMOND BAR, California (CA), 91765, (562) 884-8829; Lee Cheng Buchalter, LLP, 18400 VON KARMAN AVENUE, SUITE 800, IRVINE, California (CA), 92612, (949) 760-1121

## Reporting persons
- Fred Faching Chang (CIK 0001869115): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,145,400; shared voting power 0; sole dispositive power 4,145,400; shared dispositive power 0; aggregate amount beneficially owned 4,145,400 (19.8% of the class)
  Comment: (1) Consists of (i) 407,927 shares are owned by Fred Faching Chang, (ii) 2,890,237 shares are owned by Tekhill USA LLC; (iii) 450,000 shares are owned by Nabal Spring, LLC; and (iv) stock options exercisable for 397,236 Common Shares at an exercise price of $23.72 per share held by Fred Faching Chang as of September 30, 2026. Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA LLC and Nabal Spring, LLC, as well as his options.
  
  (2) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.
- TEKHILL USA LLC (CIK 0001971269): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 2,915,311; shared voting power 0; sole dispositive power 2,915,311; shared dispositive power 0; aggregate amount beneficially owned 2,915,311 (13.9% of the class)
  Comment: 1) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.
- Nabal Spring, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 450,000; shared voting power 0; sole dispositive power 450,000; shared dispositive power 0; aggregate amount beneficially owned 450,000 (2.1% of the class)
  Comment: 1) The foregoing beneficial ownership percentages reported in this Item 5 are based upon 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.43696
Name of issuer: Newegg Commerce, Inc.
Address of issuer's principal executive offices: 21688 GATEWAY CENTER DR., SUITE 300, DIAMOND BAR, California (CA), 91765
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 3") amends and supplements the statements on Schedule 13D filed on July 20, 2021 (the "Initial Statement"), as amended by Amendment No. 1 to Initial Statement dated December 17, 2024, as amended by Amendment No. 2 to Initial Statement dated October 17, 2025 as amended by Amendment No. 3 to Initial Statement dated March 25, 2026 (the "Schedule 13D") by the Reporting Persons (as defined below) and relates to the common shares, par value $0.43696 per share (the "Common Shares"), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer") to report certain changes in the Reporting Persons' plans and intentions with respect to potential dispositions of the Common Shares, as described in Item 4 below. The principal executive office of the Issuer is located at 21688 Gateway Center Dr. Suite 300, Diamond Bar, CA 91765. The Issuer's Common Shares are listed on the NASDAQ Capital Market under the symbol "NEGG." Except as otherwise provided herein, each item of the Initial Statement, as amended by Amendment No. 2 and 3, remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is unchanged and is incorporated herein by reference.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: See Item 2(a).
Civil proceedings (securities laws) in the last five years: See Item 2(a).
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) Between April and October 2026, Tekhill USA LLC ("Tekhill") delivered various right of first refusal notices (the "ROFR Notices") pursuant to Section 1.03 of the Amended and Restated Shareholders Agreement, dated as of May 19, 2021, by and among Fred Faching Chang, the Issuer, and certain other shareholders of the Issuer, as amended (the "Shareholders Agreement"), to the Issuer and each of the Principal Shareholders (as defined in the Shareholders Agreement). Tekhill intends to sell Common Shares available for sale under these ROFR Notices in open-market transactions on the NASDAQ Stock Market.

The description of the ROFR Notice is qualified in its entirety by the actual terms of thereof.

In addition, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Reporting Persons, the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to sell some or all of the securities it now holds or hereafter acquires in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may from time to time engage advisors, including broker-dealers, to assist the Reporting Persons in assessing the foregoing considerations or facilitate sales.

Subject to the foregoing, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are based on 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
During the period of August 1, 2026 through October 12, 2026, Tekhill has sold an aggregate of 217,778 shares in open market transactions as reported on Form 4's filed by Mr. Chang. As set forth in those Form 4's, the date of the transactions, the number of shares sold, and the volume weighted average sales price are set forth below.

Date Shares Weighted Avg. Volume Price
9/1/2026 3,582 15.8726
9/2/2026 23,582 16.7486
9/3/2026 3,582 16.4001
9/4/2026 13,582 15.6500
9/8/2026 13,582 15.1614
9/9/2026 12,564 15.1229
9/10/2026 3,582 14.4673
9/11/2026 3,582 14.6557
9/14/2026 3,582 14.4857
9/15/2026 23,582 13.4166
9/16/2026 23,582 13.1780
9/17/2026 28,500 13.0800
9/18/2026 3,582 13.5441
9/21/2026 3,582 13.7917
9/22/2026 3,582 14.3667
9/23/2026 3,582 14.3151
9/24/2026 3,582 14.0653
9/25/2026 3,582 13.6558
9/28/2026 3,582 13.1292
9/29/2026 3,582 13.0537
9/30/2026 3,582 13.1816
10/1/2026 3,582 12.3103
10/2/2026 3,582 11.8851
10/5/2026 3,582 11.8184
10/6/2026 3,582 11.9669
10/7/2026 3,582 11.8329
10/8/2026 3,582 11.6471
10/9/2026 3,582 11.6309
10/12/2026 3,582 11.3046

Nabal Spring, LLC has not engaged in any transactions during this time and Mr. Chang has not directly engaged in any transactions during this time.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no updates to the previous disclosures with respect to Item 6 except as set forth in Item 4 of this Schedule 13D/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated July 20, 2021, by and among the Reporting Persons (incorporated by reference to Initial Statement filed by the Reporting Persons on July 20, 2021)
2 Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 of the Issuer's Form 6-K dated April 7, 2025)
3 Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form F-4/A filed with the Commission on April 1, 2021)
4 First Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 1.1. of the Issuer's Form 6-K dated April 28, 2022)
5 Second Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.3 of the Issuer's Form 6-K dated September 2, 2022)
6 Third Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.1 of the Issuer's Form 6-K dated August 15, 2025)

## Signatures
- Fred Faching Chang: /s/ Fred Faching Chang, Fred Faching Chang (10/16/2026)
- TEKHILL USA LLC: /s/ Fred Faching Chang, Manager (10/16/2026)
- Nabal Spring, LLC: /s/ Fred Faching Chang, Manager (10/16/2026)